UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GENTIVA HEALTH SERVICES, INC.

(Name of Subject Company)

GENTIVA HEALTH SERVICES, INC.

(Name of Person Filing Statement)

Common Stock, par value $.10 per share

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

John N. Camperlengo

Senior Vice President, General Counsel and Secretary

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339-3314

(770) 951-6450

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dennis J. Block, Esq.

Greenberg Traurig, LLP

MetLife Building

200 Park Avenue

New York, NY 10166

(212) 801-2222

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Gentiva Health Services, Inc., a Delaware corporation (“Gentiva” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on June 30, 2014, relating to the tender offer by Kindred Healthcare Development 2, Inc. (the “Offeror”), a Delaware corporation and wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”). Kindred’s tender offer, as amended, is an offer to acquire 14.9% of the outstanding shares of Gentiva’s Common Stock, par value $0.10 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“Rights,” and together with the Gentiva Common Stock, the “Gentiva Common Shares”), at a price of $16.00 per share, net to the seller in cash, without interest and less any required withholding taxes.

Except as specifically noted herein, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment without definition have the respective meanings set forth in the Statement.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The first two paragraphs of the section entitled “Tender Offer” in Item 2 of the Statement are hereby amended and restated in their entirety as follows:

The Original Tender Offer

On June 17, 2014, Kindred Healthcare Development 2, Inc. (the “Offeror”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), commenced an unsolicited tender offer to purchase all outstanding Gentiva Common Shares at a price of $14.50 per share, net to the seller in cash, without interest and less any required withholding taxes. The tender offer was made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (as amended, together with the exhibits thereto, the “Schedule TO”), originally filed by Kindred and Offeror with the Securities and Exchange Commission (the “SEC”) on June 17, 2014. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through July 13, 2014, is referred to in this Statement as the “Original Offer.”

The Revised Tender Offer

On July 14, 2014, Kindred announced that it was revising its tender offer to acquire 5,489,914 outstanding Gentiva Common Shares (14.9% of the outstanding Gentiva Common Shares) for $16.00 per share in cash. If the revised tender offer is oversubscribed, Kindred will purchase the tendered shares on a pro rata basis. The value of this consideration offered, together with all of the terms and conditions applicable to the tender offer, as revised, is referred to in this Statement as the “Revised Offer.” Either the Original Offer or the Revised Offer is referred to in this Statement as the “Offer.”

Kindred has stated that the purpose of the Revised Offer is to acquire the maximum equity interest in Gentiva possible without triggering the Rights Agreement, as the first step in a potential business combination of Kindred and Gentiva. Kindred has indicated that it intends, if the Revised Offer is consummated, to seek to negotiate with Gentiva a definitive merger agreement (the “Proposed Merger”) pursuant to which Gentiva would merge with Offeror and become a wholly owned subsidiary of Kindred. Kindred has also stated that it may nominate, and solicit proxies for the election of, a slate of nominees for election at Gentiva’s 2015 annual meeting of stockholders (the “Gentiva Annual Meeting”) if the Board of Directors of Gentiva (the “Gentiva Board”) declines to negotiate with Kindred to reach a definitive agreement for the acquisition of Gentiva by Kindred.

The section entitled “Tender Offer” in Item 2 is hereby amended and supplemented by adding thereto the following:

The Revised Offer is subject to the following new conditions:

•	There being validly tendered and not withdrawn before the expiration of the Offer 5,489,914 Gentiva Common Shares; and

•	Kindred and Gentiva not having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred.

The section entitled “Tender Offer” in Item 2 is hereby amended by deleting the following conditions, as stated in the Original Offer: the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, and the Rights Plan Condition.1

The third to last paragraph of the section entitled “Tender Offer” in Item 2 of the Statement is hereby amended and restated in its entirety as follows:

For a full description of the conditions to the Revised Offer, please see the Schedule TO, as amended.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The third, fourth and fifth paragraphs in the section entitled “Consideration Payable Pursuant to the Offer and the Proposed Merger” are no longer relevant because the Revised Offer, if completed as contemplated in the Schedule TO, is a partial offer and will not result in a change in control.2

The section entitled “Potential Severance and Change in Control Benefits” in Item 3 of the Statement is no longer relevant because the Revised Offer, if completed as contemplated in the Schedule TO, is a partial offer and will not result in a change in control.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The section entitled “Solicitation/Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Solicitation/Recommendation

After careful consideration, including review of the terms and conditions of the Revised Offer in consultation with Gentiva’s financial and legal advisors, the Gentiva Board, by unanimous vote at a meeting on July 17, 2014, determined that the Revised Offer is inadequate to Gentiva’s stockholders and that the Revised Offer is not in the best interests of Gentiva’s stockholders. Accordingly, for the reasons described in more detail below, the Gentiva Board unanimously recommends that Gentiva’s stockholders reject the Revised Offer and NOT tender their Gentiva Common Shares to Offeror pursuant to the Revised Offer. Please see “—Reasons for Recommendation” below for further detail.

[1]	With respect to the additional conditions listed in paragraphs three and four of the section entitled “Tender Offer” in Item 2, other minor, non-substantive changes have been made by Kindred in the Revised Offer. For a full description of the conditions to the Offer, please see the Schedule TO, as amended.
[2]	With respect to the fifth paragraph, note that the directors, Named Executive Officers and other executive officers have stated that they will not tender into the Offer.

If you have tendered your Gentiva Common Shares, you can withdraw them. For assistance in withdrawing your Gentiva Common Shares, you can contact your broker or Gentiva’s information agent, MacKenzie Partners, Inc., at the address and phone number below.

105 Madison Avenue

New York, NY 10016

Toll free: (800) 322-2885

Collect: (212) 929-5500

A copy of the press release relating to the recommendation of the Gentiva Board to reject the Revised Offer is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

The section entitled “Background of the Offer and Reasons for Recommendation—Background of the Offer” in Item 4 of the Statement is hereby amended and supplemented by adding thereto the following:

Background of the Offer

On June 16, 2014, Kindred announced that on the following day Kindred, through its wholly-owned subsidiary, Kindred Healthcare Development 2, Inc. was commencing an unsolicited offer to acquire all outstanding Gentiva Common Shares for $14.50 per share in cash.

Prior to launching its unsolicited tender offer, Kindred made a series of proposals to acquire Gentiva, each of which the Gentiva Board unanimously rejected on the grounds that it undervalued Gentiva:

•	On April 9, 2014, Paul J. Diaz, the Chief Executive Officer of Kindred, met with Gentiva’s Executive Chairman, Rodney D. Windley, and Gentiva’s Chief Executive Officer, Tony Strange, and made an unsolicited verbal proposal for Kindred to acquire all of the stock of Gentiva for $13.25 per share, consisting of $6.625 in cash and $6.625 in Kindred stock.

•	On April 15, Mr. Diaz called Mr. Windley to inform him that a letter had been sent to him on April 14 which contained a proposal that Kindred acquire all of the stock of Gentiva for $13.00 per share, comprised of 50% cash and 50% Kindred stock.

•	On May 5, Mr. Diaz sent Mr. Windley and Mr. Strange a letter proposing that Kindred acquire all of the stock of Gentiva for $14.00 per share, comprised of 50% cash and 50% Kindred stock.

•	On May 15, Kindred publicly announced its unsolicited proposal to acquire all of the stock of Gentiva for $14.00 per share, comprised of 50% cash and 50% Kindred stock, and also offered to modify its offer to comprise 100% cash, if the Gentiva Board so requested.

After the Gentiva Board filed its Schedule 14D-9 on June 30, 2014, unanimously recommending that Gentiva’s stockholders reject the Offer and NOT tender their Gentiva Common Shares to Offeror pursuant to the Offer, Kindred issued a press release on July 1 urging Gentiva shareholders to tender their Gentiva Common Shares.

The Offer was initially scheduled to expire on July 16. On July 14, 2014, Kindred and the Offeror announced the Revised Offer by means of a press release and an amendment to Schedule TO. In connection with the Revised Offer, Kindred announced that approximately 341 Gentiva Common Shares (or approximately 0.001% of the outstanding Gentiva Common Shares) had been tendered in and not withdrawn from the Offer as of the close of business on July 11, 2014.

Under the Revised Offer, Kindred seeks to purchase 14.9% of the outstanding Gentiva Common Shares at a price of $16.00 per share in cash. The Revised Offer is conditioned upon, among other things, a minimum of

5,489,914 shares being tendered in the Revised Offer and not withdrawn (which represent, together with shares already owned by Kindred, 14.9% of Gentiva’s outstanding shares). If the Revised Offer is oversubscribed, Kindred will purchase the tendered shares on a pro rata basis.

On July 14, Gentiva issued a press release requesting that its stockholders take no action in response to the Revised Offer pending the Gentiva Board’s review of the Revised Offer in consultation with its independent financial and legal advisors.

On July 17, 2014, the Gentiva Board met to review the terms of the Revised Offer with the assistance of its financial advisors, Barclays and Edge Healthcare Partners, and legal advisor Greenberg Traurig, LLP. During this meeting Barclays and Edge Healthcare Partners each rendered an oral opinion to the Gentiva Board that as of July 17, 2014 and based upon and subject to various assumptions and limitations (as set forth in Annex B to the previously filed Amendment No. 1 to this Statement), the consideration offered to holders of Gentiva Common Shares (other than the Offeror and its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. For the reasons discussed below, the Gentiva Board has unanimously determined that the Revised Offer significantly undervalues Gentiva’s shares, is coercive and not in the best interests of Gentiva stockholders. Accordingly, the Gentiva Board unanimously determined to recommend that the Gentiva stockholders reject the Revised Offer and not tender their Gentiva Common Shares into the Revised Offer. Barclays and Edge Healthcare Partners provided their respective oral opinions for the information and assistance of the Gentiva Board in connection with its consideration of the Revised Offer. The oral opinions of Barclays and Edge Healthcare Partners are not a recommendation as to whether or not any holder of Gentiva Common Shares should tender such Gentiva Common Shares in connection with the Revised Offer or any other matter.

The section entitled “Background of the Offer and Reasons for Recommendation—Reasons for Recommendation” in Item 4 of the Statement is hereby amended and restated in its entirety as follows:

Reasons for Recommendation

In reaching the conclusions and in making the recommendation described above, the Gentiva Board consulted with Gentiva’s management and financial and legal advisors, and took into account numerous factors, including but not limited to the factors discussed below.

The Gentiva Board determined that the Revised Offer is coercive, because Gentiva stockholders are being asked to tender subject to proration, and Kindred is providing no assurances as to a price at which it might seek to acquire any remaining shares in Gentiva. In the Gentiva Board’s view, consummation of the Revised Offer could distract Gentiva from executing on its value-creating strategic plan or potentially impede any alternative transactions that the Gentiva Board may believe to be in the best interests of Gentiva stockholders.

In addition, the Gentiva Board received on July 17, 2014 a proposal from a recognized owner, operator and investor in the sector to acquire all of the outstanding Gentiva Common Shares for $17.25 per share in cash (the “Alternative Proposal”). The Alternative Proposal is based on publicly available information and is subject to financing and due diligence, as well as final internal approvals and the execution of a definitive transaction agreement. The Gentiva Board will review the Alternative Proposal carefully, in consultation with its financial and legal advisors, in due course. The Alternative Proposal was accompanied by support letters from major financial institutions, subject to customary conditions.

Barclays and Edge Healthcare Partners rendered oral opinions to the Gentiva Board that, as of July 17, 2014 and based upon and subject to various assumptions and limitations (as set forth in Annex B to the previously filed Amendment No. 1 to this Statement), the consideration offered to Gentiva’s stockholders (other than Kindred and its affiliates) pursuant to the Revised Offer was inadequate from a financial point of view to such holders. Barclays and Edge Healthcare Partners provided their respective oral opinions and advice for the information and assistance of the Gentiva Board in connection with its consideration of the Revised Offer, and neither opinion is a recommendation as to whether or not any holder of Gentiva Common Shares should tender such Gentiva Common Shares in connection with the Revised Offer or any other matter.

The press release relating to the recommendation of the Gentiva Board to reject the Revised Offer is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Gentiva Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Gentiva and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.

In light of the factors described above, the Gentiva Board has unanimously determined that the Revised Offer is not in the best interests of Gentiva’s stockholders. Therefore, the Gentiva Board unanimously recommends that Gentiva’s stockholders reject the Revised Offer and not tender their shares to Kindred for purchase pursuant to the Revised Offer.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 of this Statement is hereby amended and supplemented by adding thereto the following:

On July 17, 2014, Gentiva received a proposal from a recognized owner, operator and investor in the sector to acquire all of the outstanding Gentiva Common Shares for $17.25 per share in cash (the “Alternative Proposal”). The Alternative Proposal is based on publicly available information and is subject to financing and due diligence, as well as final internal approvals and the execution of a definitive transaction agreement. The Gentiva Board will review the Alternative Proposal carefully, in consultation with its financial and legal advisors, in due course. The Alternative Proposal was accompanied by support letters from major financial institutions, subject to customary conditions.

ITEM 8.	ADDITIONAL INFORMATION

The sections entitled “Information Regarding Golden Parachute Compensation,” “Effect of Offer on Gentiva’s Outstanding Indebtedness” and “Delaware Business Combinations Statute,” in Item 8 of the Statement are no longer relevant because the Revised Offer, if completed as contemplated in the Schedule TO, is a partial offer and will not result in a change in control.

The section entitled “Regulatory Approvals—U.S. Antitrust Clearance” in Item 8 of the Statement is hereby amended and supplemented by adding thereto the following:

Based on consultation with the staff of the FTC, Kindred notified the FTC that it would voluntarily withdraw the Notification and Report Form that it filed on June 18, 2014, effective as of July 3, 2014, and that it would re-file on July 8, 2014. As a result, the waiting period applicable to the purchase of Gentiva Common Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on July 23, 2014, unless earlier terminated by the FTC and the Antitrust Division or Kindred receives a request for additional information or documentary material (a “Second Request”) prior to that time. If a Second Request is made, the waiting period will expire at 11:59 p.m., New York City time, on the tenth calendar day after Kindred has substantially complied with such request.

The section entitled “Appraisal Rights” in Item 8 of the Statement is hereby amended and restated in its entirety as follows:

Holders of Gentiva Common Shares do not have appraisal rights as a result of the Revised Offer.

ITEM 9.	EXHIBITS

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(9)	Press Release issued by Gentiva, dated July 17, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENTIVA HEALTH SERVICES, INC.

By:	/s/ John N. Camperlengo
Name: John N. Camperlengo Title: Senior Vice President, General Counsel and Secretary

Dated: July 18, 2014

EXHIBIT INDEX

Exhibit Number	Description

(a)(9)	Press Release issued by Gentiva, dated July 17, 2014